November 1, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-7010

Attn:  Jill S. Davis, Branch Chief

Re:	Pierre Foods, Inc.
Form 10-K for Fiscal Year Ended March 5, 2005
Filed June 3, 2005
Form 10-Q for Fiscal Quarter Ended June 4, 2005
Filed July 19, 2005
File No. 0-07277

Ladies and Gentlemen:

We submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 15, 2005 relating to the Pierre Foods, Inc. (the “Company”) Form 10-K for the fiscal year ended March 5, 2005 (“Fiscal 2005”) filed on June 3, 2005 and Form 10-Q for the fiscal quarter ended June 4, 2005 filed July 19, 2005.

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.  This letter has been filed with the Staff as correspondence through EDGAR.

Form 10-K for the Fiscal Year Ended March 5, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 9

1.                                       Comment— Please refer to the guidance provided in PRC 501.03.b which indicates that your discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements.  Please review and revise your disclosure, as appropriate.

Response—The Company has reviewed the guidance referenced above and agrees that additional disclosure would be useful to readers of the financial statements.  In response to this comment, the Company, in its most recent Quarterly Report on Form 10-Q for the quarter ended September 3, 2005, filed on October 18, 2005 (see page 24), expanded its discussion and analysis of cash flows to include disclosure of the factors and trends that are driving changes in cash flows.  While the Company, as indicated below, intends to file a Form 10-K/A for the Company’s Fiscal 2005 year in response to the Staff’s comments, it believes, given the nature of the disclosures, the Company has appropriately applied this comment on a prospective basis and further revisions to the Form 10-K are not necessary.

Controls and Procedures, page 20

2.                                       Comment—We note your conclusion as to the effectiveness of your disclosure controls and procedures is incomplete as it does not indicate whether your controls are effective or ineffective.  Please review your disclosure and revise accordingly.  We note that you have revised the disclosure in your Form 10-Q for the fiscal quarter ended June 4, 2005.

Response—Included in the Company’s response to Comment #9 below, is a detailed explanation of the basis for the principal executive and principal accounting officers’ conclusion that the Company’s disclosure controls and procedures were effective as of end of the Company’s Fiscal 2005.  The Company stated in its Form 10-Q report for its first quarter ended June 4, 2005 and its second quarter ended September 3, 2005 that as of end of the period covered by the report, “the Company’s management, including the chief executive officer and principal accounting officer, concluded that the Company’s disclosure controls and procedures were effective.”  The Company acknowledges that the disclosure in its Form 10-K inadvertently lacks the use of the word “effective” when concluding on its disclosure controls and procedures.  In response to the comment, the Company intends to file a Form 10-K/A for the Company’s Fiscal 2005 upon resolution of all open comments with the Staff that amends “Item 9a—Controls and Procedures” to include the quoted language that appears in the second sentence of this paragraph.

Certain Relationships and Related Party Transactions, page 26

Predecessor Pierre, page 27

3.                                       Comment—We note the allocation of the transaction entered into on March 8, 2004, as permitted by the Fourth Supplemental Indenture, was to Retained Earnings of $11,900,276 and Common Stock of $339,639.  Please explain to us the basis for the adjustment to Common Stock and how you determined the amount of the adjustment.

Response–Columbia Hill Aviation (“CHA”) was a related party entity with which the Company had an aircraft leasing arrangement.  Beginning with the Company’s Annual Report on Form 10-K for the year ended March 1, 2003, CHA was consolidated with the Company under EITF 90-15 and D-14, and FIN 46(R) because the Company considered CHA to be a non-independent special purpose leasing entity.  In connection with the Restructuring, the Company’s aircraft leasing arrangement with CHA was eliminated.    Upon elimination of the aircraft leasing agreement, consolidation of CHA with the Company was no longer required under EITF 90-15 and D-14, and FIN 46(R).  The adjustment to common stock of $339,639 represents the deconsolidation of CHA’s members’ equity as shown in its historical financial statements on the date of the Restructuring.

Financial Statements

Consolidated Statements of Shareholder’s Equity, page F-5

4.                                       Comment—We note that you have recorded your acquisition (“Acquisition”) of 100% of the shares of your parent, PFMI, on June 30, 2004 and the simultaneous merger with Pierre Merger Corp., an affiliate of Madison Dearborn Partners, LLC (“MDP”), under the purchase method of accounting whereby you emerged as the surviving corporation.  Based on the disclosures provided in your filing regarding the Acquisition, please contact us at your earliest convenience so that we may better understand the accounting methodology and guidance you followed to record the applicable transactions.  Prior to your call, you may wish to provide us with a comprehensive analysis of the transactions that resulted in the presentation of the following line items, “Purchase Accounting Adjustment,” “Successor Pierre Purchase Allocation,” “Contribution from parent” and “Expenses paid on behalf of parent.”  Without limitation, please identify the accounting and legal acquirer of the Acquisition and how you determined the amounts presented in your financial statements.  See below for further comments regarding the disclosures surrounding the Acquisition located within Note 1.

Response –Please see Summary of Acquisition Memorandum (Exhibit I):

Consolidated Statements of Cash Flows, page F-6

5.                                       Comment—Please provide an analysis and description of the amounts presented under cash flows from financing activities under the captions “Return of capital to parent” and “Contribution from parent.”

Response –Please see Summary of Acquisition Memorandum (Exhibit I).

6.                                       Comment—Please revise your column headings to be consistent with those reported in your Consolidated Statements of Operations on page F-4.

Response—The Company agrees that the headings referenced above should be consistent.  The Company will revise the column headings in its Form 10-K/A for the Company’s Fiscal 2005 to be filed upon resolution of all open comments with the Staff.

Note 1.  Basis of Presentation and Acquisition, page F-7

7.                                       Comment—Please expand your disclosure to comply with paragraphs 51 (a) and (b) of SFAS 141.

Response –The Company acknowledges your request for expanded disclosure but the Company respectfully submits that under the facts and circumstances of the Acquisition we have met the applicable disclosure requirements.  Specifically, the Company believes that the disclosure requirement of paragraph 51 (a) has been met by the disclosure on page F-8 that “On June 30, 2004, Pierre Holding Corp. (“Holding”) acquired 100% of the shares of the Company’s parent, PF Management, Inc. (“PFMI”).”  The Company believes that the disclosure requirement of paragraph 51 (b) has been met by the disclosure on page F-10 that “In conjunction with the Acquisition, the Company engaged an independent party to perform valuations for financial reporting purposes of the Company’s goodwill and other intangibles.  Assets identified through this valuation process included goodwill, formulas, customer relationships, licensing agreements and certain trade names and trademarks.”

8.                                       Comment—We note that certain “management investors” have invested $4.9 million in a deferred compensation plan, which is funded through a rabbi trust that owns preferred stock of Holding.  Please tell us how you have considered the guidance in EITF 97-14.  In addition, please reconcile the amount disclosed as aggregate liquidation value under this heading of $4.9 million with that disclosed on page 24 of $5.2 million.

Response —We have considered the guidance within EITF 97-14.  We believe the deferred compensation plan is consistent with the “Plan B” scenario identified in EITF 97-14 whereby the plan does not permit diversification and may be settled by the delivery of cash or shares.  The deferred compensation plan is a plan of Holding and is therefore recorded on Holding’s financial statements.  However, as the deferred compensation plan is for the benefit of certain members of management of the Company, any compensation costs related to the deferred compensation plan are pushed down to the Company and reflected in the income statement of the Company. The difference between the aggregate liquidation value of $4.9 million disclosed on page F-7 and that disclosed on page 24 of $5.2 million represents the increase in the aggregate liquidation value from the date of the Acquisition (June 30, 2004) to our fiscal year-end (March 5, 2005).  The increase in the aggregate liquidation value of $0.3 million was recorded as compensation expense in the income statement of the Company.

Note 17. Restated Quarterly Financial Information (Unaudited), page F-28

9.                                       Comment—We note that you have restated quarterly financial information to reflect misstatements in four areas, including (i) the tax basis of assets assumed in connection with the Restructuring, (ii) the tax basis of assets and liabilities following the Acquisition, (iii) the classification of professional fees incurred in connection with the Acquisition and related debt transactions and (iv) the calculation of depreciation expense following the Acquisition.  Please tell us how you have considered the effect these misstatements may have had on the effectiveness or ineffectiveness of your disclosure controls and procedures.

Response—The Company’s management, including its principal executive officer and principal accounting officer, evaluated the effectiveness of the Company’s “disclosure controls and procedures,” as such phrase is defined in Rule 13a-15(e) under the 1934 Act.  Based upon their evaluation, the principal executive officer and principal accounting officer concluded that as of the end of the Company’s fiscal year ended March 5, 2005 (“Fiscal 2005”), the Company’s disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the 1934 Act with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) is accumulated and communicated to the Company’s management, including its principal executive and principal accounting officers, as appropriate to allow timely decisions regarding disclosure.

During the Company’s Fiscal 2005 financial closing and reporting process, the Company became aware of certain items that resulted in a restatement of previously reported interim financial information, as outlined in Note 17, “Restated Quarterly Financial Information (unaudited),” to the Consolidated Financial Statements in the Company’s Fiscal 2005 Form 10-K.  The restated interim financial information was restated as a result of errors that occurred in connection with the Restructuring and the purchase accounting for the Acquisition, both of which are non-recurring and complex transactions.  The following summarizes each area of the restatement:

(i) Tax basis of assets assumed in connection with the Restructuring:  On March 8, 2004, in connection with the Restructuring discussed in Note 16, “Transactions with Related Parties,” to the Consolidated Financial Statements in the Company’s Fiscal 2005 Form 10-K, CHA, a related party to the Company at that time, transferred an airplane to the Company.  The airplane was properly transferred at book value in connection with the Restructuring; however, a deferred tax liability of approximately $1.6 million associated with the airplane was not transferred to the Company.  The airplane, when recorded as an asset of the Company on March 8, 2004, should have retained the same tax basis that it had prior to the transfer because the transfer was between two related party subsidiaries of PFMI.  In conjunction with the Acquisition, the airplane was transferred to a former shareholder of PFMI.  Successor Pierre’s opening balance sheet was adjusted to eliminate the $1.6 million deferred tax liability associated with the airplane; however, since the $1.6 million deferred tax liability had not been recorded, the elimination of $1.6 million in deferred tax liability resulted in a $1.6 million understatement of deferred tax liabilities.  This adjustment impacted the balance sheet, but had no impact on operating results or cash flow in any of the restated periods.

(ii) Tax basis of assets and liabilities following the Acquisition:  The Company’s opening balance sheet at July 1, 2004 (immediately following the Acquisition) included a deferred tax asset of approximately $7.0 million related to goodwill that had been written off for book purposes but was still being amortized for tax purposes.  Under FAS 109 this asset should have been eliminated in establishing the Company’s opening balance sheet.  This resulted in an approximately $7.0 million understatement of deferred tax liabilities.

(iii) Classification of professional fees incurred in connection with the Acquisition and related debt transactions:  The Company identified $585,000 of legal fees that at June 30, 2004 were classified as being related to the Acquisition when, in fact, they related to debt offerings associated with the Acquisition.  The $585,000 in fees has been removed from goodwill and reclassified as deferred loan origination fees.

(iv) Calculation of depreciation expense following the Acquisition:  The Acquisition was recorded under the purchase method of accounting. The purchase price paid for the Company and the assumed liabilities were allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of the Acquisition.  As a result of the appraisal of the Company’s plant, property and equipment, a one-time adjustment was made to fixed asset costs and accumulated depreciation and useful lives were reset for accounting purposes as of the opening balance sheet date.

In order to reset our depreciation calculation system, we contracted with an outside software vendor.  The vendor was instructed to divide Fiscal 2005 into two periods (predecessor Pierre - March 7, 2004 through June 30, 2004; and successor Pierre – July 1, 2004 through March 5, 2005). The vendor uploaded all the adjusted fixed asset information as instructed by the Company, but during the programming/resetting, the vendor erroneously set the successor Pierre Fiscal 2005 to depreciate assets for six periods rather than the eight periods that it should have been set up to depreciate.  As a result of the error, the Company’s depreciation expense was understated at Fiscal 2005 year end.

In reaching the conclusion that its disclosure controls and procedures were effective as of Fiscal 2005 year end, management carefully considered the facts and circumstances surrounding the restatement of the Company’s previously issued interim financial statements for the first, second and third quarters of Fiscal 2005. Management considered the following:

•                  Management evaluated the financial statement amounts and total transactions exposed to the individual deficiencies and concluded they were immaterial individually.  In the aggregate, management does not believe these errors would impact an investor’s decision related to the Company, however, management felt it was appropriate to restate the quarters impacted by the errors.

•                  Management evaluated the likelihood that the control deficiencies causing the restatement could result in a material misstatement of an account balance or disclosure. Management concluded the potential misstatements were immaterial individually, and that similar future misstatements were not likely primarily because the misstatements resulted from the Restructuring and the Acquisition, both of which are infrequent.

•                  Management also concluded that the restatement was limited to issues resulting from the Restructuring and the Acquisition, both of which were complex and infrequent, and was not indicative of a broader issue concerning the application of generally accepted accounting principles.

As a result, Management concluded that the actual and potential misstatement related to these issues was not material individually and not likely to occur in the future and, accordingly, did not rise to the level of a material weakness.

Selected Quarterly Financial Data (Unaudited), page F-30

10.                                 Comment—It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of quarterly gross profit.  Please revise your calculation to include all cost and expenses associated directly with or allocated to your products sold.  These costs and expenses should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization.  Refer to SAB Topic 11:B.

Response—The Company has reviewed the guidance referenced above for disclosure of selected quarterly financial data.  It is the Company’s intention to eliminate the disclosure of gross profit from the selected quarterly financial data because such measure is not presented within the Company’s Consolidated Statements of Operations within its Form 10-K or Form 10-Q.  In its Form 10-K/A for the Fiscal 2005 year to be filed upon resolution of all open comments with the Staff, the Company will present the selected quarterly financial data in a manner that is consistent with the presentation of the Company’s Consolidated Statements of Operations.

Form 10-Q for the Fiscal Quarter Ended June 4, 2005

Note 1.  Basis of Presentation and Acquisition, page 8

11.                                 Comment—We note your statement that “The fair value adjustments related to the Acquisition, which have been pushed down to the Company from Holding, primarily include adjustments in property, plant and equipment, inventory, goodwill, other intangible assets and related deferred taxes.”  Please compare and contrast this disclosure with that in your Form 10-K on pages 2 and F-8.

Response—The Company acknowledges that the sentence noted above is included in its Form 10-Q (filed subsequent to its Form 10-K) and is not in its Form 10-K.  The Company believes its disclosure in Form 10-K is accurate; however, subsequent to this filing the Company provided additional disclosure further explaining the “push down” to the Company from Holding.  While the Company believes that the addition of this information was an improvement to the disclosure, it does not consider the disclosure within Form 10-K to be incomplete without this information.

The Company acknowledges to the Securities and Exchange Commission (the “Commission”) that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 10-Q filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If this response is satisfactory or if you have additional comments or questions concerning the above responses, please contact me by telephone at (513) 682-1352, by fax at (513) 682-1330 or by email at Joe.Meyers@Pierrefoods.com.  Upon receiving the Staff’s final comments, the Company intends to file a Form 10-K/A as indicated above.

Sincerely,

/s/ Joseph W. Meyers
Joseph W. Meyers,
Vice President, Finance

cc:	Norbert E. Woodhams

EXHIBIT I

Pierre Foods, Inc.

Summary of Acquisition

On May 11, 2004, the stockholders of PF Management Inc. (“PFMI”), parent company of Pierre Foods, Inc., entered into a stock purchase agreement with Pierre Holding Corp. (“Holding”), a newly formed company owned by affiliates of Madison Dearborn, pursuant to which Holding agreed to acquire all of PFMI’s outstanding capital stock (the “Acquisition”) (see attached Exhibit II for the ownership structure of Holding and PFMI prior to the Acquisition).

The Acquisition closed on June 30, 2004.  As a result, PFMI became a wholly owned subsidiary of Holding.  Further, Pierre Merger Corp., a subsidiary of Holding, merged with and into Pierre Foods, Inc. with Pierre Foods, Inc. as the surviving corporation (see attached Exhibit III for the ownership structure following the Acquisition).  Pierre Merger Corp. was formed for the purpose of the Acquisition and had no assets, liabilities or operations of its own.

In connection with the Acquisition, the following transactions occurred:

•                  a $142 million cash equity investment in Holding by Madison Dearborn;

•                  investment by certain members of management of $5.4 million in Holding;

•                  Pierre Foods, Inc. entered into a new senior credit facility consisting of a $150 million term loan and a $40 million revolving credit facility;

•                  Pierre Foods, Inc. issued $125 million of 9 7/8% senior subordinated notes due 2012;

•                  Pierre Foods, Inc. repurchased $106.3 million principal amount of the pre-existing 10.75% senior notes due 2006 through a tender offer and subsequently redeemed the $8.7 million of notes that remained outstanding following the tender offer;

•                  Pierre Foods, Inc. repaid all of its pre-existing other indebtedness, except for capital leases;

•                  Holding and Pierre Foods, Inc. collectively paid approximately $15.9 million of fees and expenses related to the Acquisition.

The Acquisition qualified as a business combination as defined by FAS 141.  Holding was the legal and accounting acquirer as Holding acquired PFMI and its subsidiaries.  The business combination resulted in a 100% change of control and a new basis of accounting.  Management applied SEC Staff Accounting Bulletin No. 54, “Application of Push Down Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase” to establish a new accounting basis in the separate financial statements of Pierre Foods, Inc.  The accounting basis of Holding in the assets and liabilities was “pushed down” to Pierre Foods, Inc. and used to revalue its assets and liabilities in its standalone financial statements, including goodwill.

The following represents a description and analysis of specific line items within the financial statements:

Statement of Shareholder’s Equity

“Purchase Accounting Adjustment” – represents the elimination of pre-Acquisition equity balances including the receivable from a selling shareholder of $5,000,000.  The common stock and retained deficit balances were eliminated due to the change of control and new basis of accounting.  The receivable from a selling shareholder was settled through the Acquisition as stipulated in the Acquisition agreement.  The amounts of these adjustments represent the account balances immediately prior to the Acquisition.

“Successor Pierre Purchase Allocation” – represents the establishment of a new basis for the assets and liabilities based on the amount paid by Holding for its ownership.  The amount of this adjustment was determined based on the allocation of the amount paid by Holding for its ownership of the assets acquired and assumption of the liabilities.  The reconciliation between the net assets acquired and the amount of the Successor Pierre Purchase Allocation is as follows (in millions):

$260.4	Net assets acquired {1}
$(100.1)	Return of capital to parent {2}
$(10.3)	Tax sharing liability to previous shareholders {3}
$150.0	Successor Pierre Purchase Allocation

{1} Represents the net assets acquired as disclosed within footnote #1 on page F-9 of the Company’s Form 10-K for the year ended March 5, 2005

{2} Represents the cash distributed from Pierre Foods, Inc. to Holding in connection with the Acquisition (as discussed within the description of “Return of capital to parent” below)

{3} Represents the tax sharing liability to the previous shareholders that was pushed down to Pierre Foods, Inc. from Holding in connection with the Acquisition.  This amount is disclosed within footnotes #14 and #15 on pages F-23 and F-24, respectively, of the Form 10-K

“Contribution from parent” – represents a cash contribution from Holding to Pierre Foods, Inc. subsequent to the Acquisition.  This cash contribution was not related to the Acquisition.

“Expenses paid on behalf of parent” – represents miscellaneous expenses of Holding and PFMI that were paid by Pierre Foods, Inc.  These expenses were operating costs incurred in the normal course of business subsequent to the Acquisition.  The payment of these expenses by Pierre Foods, Inc. on behalf of Holding and PFMI were treated as a quasi-dividend (reduction of equity).

Statement of Cash Flows

“Return of capital to parent” – represents cash distributed from Pierre Foods, Inc. to Holding in connection with the Acquisition.  The Acquisition included the repayment of the pre-existing debt of Pierre Foods, Inc. and the issuance of new debt by Pierre Foods, Inc.  A portion of the excess proceeds from the new debt was distributed to Holding.

“Contribution from parent” – represents a cash contribution from Holding to Pierre Foods, Inc. subsequent to the Acquisition.  This cash contribution was not related to the Acquisition.

EXHIBIT II

OWNERSHIP STRUCTURE

(PRIOR TO ACQUISITION)

EXHIBIT III

OWNERSHIP STRUCTURE

(SUBSEQUENT TO ACQUISITION)